For immediate release

Sify shareholders approve dividend payment of 10%

Chennai, Friday, June 19, 2015: Sify Technologies Limited (NASDAQ: SIFY), a leader in Managed Enterprise, Network, IT and Software services in India with global delivery capabilities, today announced that further to the recommendation of the Board of Directors for dividend payment of 10% on the Equity Shares and American Depository Shares for the year 2014-15, which was subject to the approval of the shareholders, the shareholders at the Annual General Meeting held on Thursday, June 18, 2015 have approved the same.

Dividend will be paid earliest by Monday, June 22, 2015 to those shareholders whose names appear in the Register of Members of the Company (for India) and Citibank Depository Register (for ADRs) on the Record Date, May 18, 2015.

Sify also announced the reappointment of Mr. Ananda Raju Vegesna as the Executive Director of the Company for a further period of five years, effective June 22, 2015.

Other announcements were the resignation of Mr P S Raju as a Director from the Board owing to his pre-occupation, effective May 31, 2015. Consequently, the shareholders did not consider his proposed reappointment following retirement by rotation, at the Annual General Meeting and also resolved not to fill up the vacancy as of now.

About Sify Technologies

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1300 cities and towns in India. This telecom network today connects 38 Data Centres across India including Sify’s 6 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengaluru.

A significant part of the company’s revenue is derived from Enterprise Services, comprised of Telecom services, Data Center services, Cloud and Managed services, Applications Integration services and Technology Integration services. Sify also provides services that cater to the burgeoning demands of the SMB community, much of it on its Cloud services platform.

Sify is ISO 9001:2008 certified for Enterprise Sales, Provisioning, support and customer relationship management of ICT solutions and services including VPN, Network, Voice, Data Centre hosting, Integration services, security services and managed services. Sify has been certified in ISO / IEC 20000 - 1:2011 and ISO/IEC 27001:2005 certified for Internet Data Center operations. Sify has been certified in SSAE16 SOC2 Type II for Cloud Infrastructure and in TL 9000 for Enterprise Network Services, Network Integration Services including Design, Implementation and Support services. The latter certification is telecommunication industry's quality system standard that expands the requirements of the International Standards Organization's ISO 9000 quality management standard in use by industries worldwide. Sify has licenses to operate NLD (National Long Distance), ILD (International Long Distance) services and ISP services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system. Sify has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. The software team develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally. For more information about Sify, visit www.sifycorp.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2014, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Ms. Trúc Nguyen (ext. 418) +1-646-284-9400 truc.nguyen@grayling.com

20:20 Media

Ms. Divya Singh
+91 0 8552944004
divya.singh@2020msl.com